Exhibit 12.1
Ratio of Earnings to Fixed Charges
(dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Income before income taxes	$744.8	$1,008.5	$635.3	$919.2	$763.6
Less:
Undistributed income (loss) of investees accounted for under the
equity method	7.0	3.0	4.3	3.3	3.1
Adjusted earnings before fixed charges	737.8	1,005.5	631.0	915.9	760.5
Add fixed charges:
Interest expense	165.5	108.1	134.8	117.5	115.0
Interest credited on reinsurance contracts	337.0	451.0	476.5	379.9	316.4
One-third of rentals	4.0	6.4	6.2	6.5	6.3
Total fixed charges	506.5	565.5	617.5	503.9	437.7
Total earnings plus fixed charges	$1,244.3	$1,571.0	$1,248.5	$1,419.8	$1,198.2

Ratio of earnings to fixed charges	2.5	2.8	2.0	2.8	2.7

Total fixed charges	$506.5	$565.5	$617.5	$503.9	$437.7
Less interest credited on reinsurance contracts	337.0	451.0	476.5	379.9	316.4
Total fixed charges excluding interest credited(1)	$169.5	$114.5	$141.0	$124.0	$121.3
Total earnings plus fixed charges excluding interest credited
under reinsurance contracts(1)	$907.3	$1,120.0	$772.0	$1,039.9	$881.8

Ratio of earnings to fixed charges excluding interest credited
under reinsurance contracts(1)	5.4	9.8	5.5	8.4	7.3

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to its products.